UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

HALLADOR ENERGY COMPANY
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

406092 20 5
(CUSIP Number)

David C. Hardie
555 Dale Drive
Incline Village, NV 89451
(775) 831-2272
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   406092 20 5
1.	Names of Reporting Persons. Hallador Alternative Assets Fund LLC I.R.S. Identification Nos. of above persons (entities only).	20-1064809
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power.	3,124,188
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,124,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,124,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	11.2%(2)
14.	Type of Reporting Person (See Instructions)	OO(1)
(1)  Limited Liability Company
(2) Based on 27,732,028 shares of common stock issued and outstanding as of March 3, 2010.

1.	Names of Reporting Persons. Hallador Investment Advisors Inc. I.R.S. Identification Nos. of above persons (entities only).	20-1067386
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,124,188
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,124,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,124,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	11.2%(2)
14.	Type of Reporting Person (See Instructions)	CO
 (2) Based on 27,732,028 shares of common stock issued and outstanding as of March 3, 2010.

1.	Names of Reporting Persons. Silvertip Management LLC. I.R.S. Identification Nos. of above persons (entities only).	20-1406481
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,124,188
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,124,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,124,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	11.2%(2)
14.	Type of Reporting Person (See Instructions)	OO(1)
(1)  Limited Liability Company
(2) Based on 27,732,028 shares of common stock issued and outstanding as of March 3, 2010.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	4,220,544
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	4,220,544
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,220,544
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	15.2%(2)
14.	Type of Reporting Person (See Instructions)	IN
(2) Based on 27,732,028 shares of common stock issued and outstanding as of March 3, 2010.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Steven Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,447,503
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,447,503
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,447,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	12.4%(2)
14.	Type of Reporting Person (See Instructions)	IN
(2) Based on 27,732,028 shares of common stock issued and outstanding as of March 3, 2010.

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements Amendment No. 2 to Schedule 13D filed on September 25, 2009.  This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Energy Company, a Colorado corporation (formerly known as Hallador Petroleum Company) (the "Issuer").  The address of the Issuer's principal executive office is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms not defined herein this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	(i)	Hallador Alternative Assets Fund LLC beneficially owns 3,124,188 Shares, or 11.2% of the Shares.
(ii)
The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to Hallador Alternative Assets Funds investments is 3,124,188 Shares, or 11.2% of the Shares.

(iii)
The amount of Shares considered to be beneficially owned by Silvertip by reason of its voting and dispositive powers with respect to Hallador Alternative Assets Funds investments is 3,124,188 Shares, or 11.2% of the Shares.

(iv)
Mr. David Hardie, by reason of being President of HIA and Managing Member of Hallador Alternative Assets Fund LLC and Silvertip, may also be deemed to beneficially own such 3,124,188 Shares.  Additionally, Mr. Hardie is an executive officer of Browns Valley, Inc., which is deemed to directly or indirectly control the holdings of Robert C. Hardie, L.P., as its General Partner or 823,041 Shares. Further, as a director of Hallador, Inc., he may be deemed to directly or indirectly control its holdings, or 298,315 Shares.

(v)
Mr. Steven Hardie, by reason of being Vice President of HIA and Managing Member of Hallador Alternative Assets Fund LLC and Silvertip, may also be deemed to beneficially own such 3,124,188 Shares. Additionally, as a director of Hallador, Inc., Mr. Hardie may be deemed to directly or indirectly control its holdings, or 298,315 Shares. Further, Mr. Hardie is married to Sandra Hardie, trustee of the Sandra Hardie Trust, and as such he may be deemed to directly or indirectly control the Sandra Hardie Trust holdings, or 25,000 Shares

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Alternative Assets Fund LLC	3,124,188	0	0
Hallador Investment Advisors, Inc.	0	0	3,124,188
Silvertip Management LLC	0	0	3,124,188
David C. Hardie	0	0	4,220,544
Steven Hardie	0	0	3,447,503

(c)	On March 16, 2010, Hallador Alternative Assets Fund LLC transferred 50,000 shares to Parasol Community Foundation, Inc. as a charitable contribution.

(d)	(i)	Hallador Alternative Assets Fund LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,124,188 Shares.
(ii)
Hallador Investment Advisors, having beneficial ownership over 3,124,188 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,124,188 Shares.

(iii)
Silvertip Management LLC, having beneficial ownership over 3,124,188 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,124,188 Shares.

(iv)
Mr. David C. Hardie, being deemed to have beneficial ownership over 4,220,544 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 4,220,544 Shares.

(v)
Mr. Steven Hardie, being deemed to have beneficial ownership over 3,447,503 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,447,503 Shares.

(e)	Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Statement (Previously Filed)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2010	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: March 16, 2010	Hallador Investment Advisors, Inc.

/s/ David C. Hardie
By: David C. Hardie
Its: President

Dated: March 16, 2010	Silvertip Management LLC

/s/ Steven Hardie
By: Steven Hardie
Its: Managing Member

Dated: March 16, 2010	David C. Hardie

/s/ David C. Hardie
By: David C. Hardie

Dated: March 16, 2010	Steven Hardie

/s/ Steven Hardie
By: Steven Hardie